Filed by Arris Group, Inc. (SEC File No. 000-31254)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Pace plc
Date: April 29, 2015

First Quarter 2015 Earnings Conference Call April 29, 2015

Safe Harbor No Offer or Solicitation This presentation is provided for informational purposes only and does not constitute an offer to sell, or an invitation to subscribe for, purchase or exchange, any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. Forward-Looking Statements Statements in this presentation, including those related to the outlook for 2015 and beyond, expected revenues and net income, gross margins, operating expenses, income taxes, the proposed acquisitions of AVN and Pace, acceptance of certain ARRIS products, the general market outlook, and industry trends, are forward-looking statements. These statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Among other things, projected results are based on preliminary estimates, assumptions and projections that management believes to be reasonable at this time, but are largely beyond management’s control; ARRIS is dependent upon customer decisions to purchase the Company’s products—these decisions can be deferred and customers also may select competitor products; completion of the Pace acquisition is subject to satisfaction of a number of conditions outside of ARRIS’ control, including receipt of necessary regulatory approvals, and the approval of the shareholders of ARRIS and Pace; failure to realize the expected benefits of the announced transactions, negative effects relating to the announcement of the transactions or any further announcements relating to the transactions, significant transaction costs and/or unknown liabilities; and because the market in which ARRIS operates is volatile and actions taken and contemplated may not achieve the desired impact. Other factors that could cause results to differ materially from current expectations include: the uncertain current economic climate and financial markets, and their impact on our customers’ plans and access to capital; the impact of rapidly changing technologies; the impact of competition on product development and pricing; the impact of the strong U.S. dollar; potential labor disruptions at the U.S. West Coast port facilities and the related impact on delivery times and costs; the ability of ARRIS to react to changes in general industry and market conditions; rights to intellectual property and the current trend toward increasing patent litigation, market trends and the adoption of industry standards; possible acquisitions and dispositions; the impact of the termination of the previously proposed acquisition of Time Warner by Comcast and the pending M&A transactions within both the customer and supplier base, including the proposed acquisition of DIRECTV by AT&T and, the proposed acquisition by Frontier Communications of several properties owned by Verizon. These factors are not intended to be an all-encompassing list of risks and uncertainties that may affect the Company’s business. Additional information regarding these and other factors can be found in ARRIS reports filed with the Securities and Exchange Commission, including its Form 10-K for the year ended December 31, 2014. In providing forward-looking statements, the Company expressly disclaims any obligation to update publicly or otherwise these statements, whether as a result of new information, future events or otherwise, except as required by law Copyright 2015 – ARRIS Enterprises, Inc. All rights reserved. April 29, 2015 ARRIS Q1 2015 Earnings Call

Safe Harbor Important Additional Information Regarding the Transaction Will Be Filed With the SEC In connection with the proposed acquisition of Pace, it is expected that the shares of New ARRIS to be issued by New ARRIS to Pace shareholders under the scheme will be issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof. In connection with the issuance of New ARRIS shares to ARRIS stockholders pursuant to the merger that forms a part of the transaction, New ARRIS will file with the SEC a registration statement on Form S-4 that will contain a prospectus of New ARRIS as well as a proxy statement of ARRIS relating to the merger that forms a part of the combination, which we refer to together as the Form S-4/Proxy Statement. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4/PROXY STATEMENT, AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. Those documents, if and when filed, as well as ARRIS’s and New ARRIS’s other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov and at ARRIS’s website at http://ir.arris.com. Security holders and other interested parties will also be able to obtain, without charge, a copy of the Form S-4/Proxy Statement and other relevant documents (when available) by directing a request by mail to ARRIS Investor Relations, 3871 Lakefield Drive, Suwanee, GA 30024 or at http://ir.arris.com. Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room. Participants in the Solicitation ARRIS, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions contemplated by the Proxy Statement. Information about the directors and executive officers of ARRIS is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, and its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 9, 2015. Other information regarding potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus when it is filed. Pace and New ARRIS are each organized under the laws of England and Wales. Some of the officers and directors of Pace and New ARRIS are residents of countries other than the United States. As a result, it may not be possible to sue Pace, New ARRIS or such persons in a non-US court for violations of US securities laws. It may be difficult to compel Pace, New ARRIS and their respective affiliates to subject themselves to the jurisdiction and judgment of a US court or for investors to enforce against them the judgments of US courts. Copyright 2015 – ARRIS Enterprises, Inc. All rights reserved. April 29, 2015 ARRIS Q1 2015 Earnings Call

ARRIS and Pace: Enhancing Shareholder Value • Enhances ARRIS scale and international presence • Provides large entry into satellite segment • Broadens product portfolio in equipment, software and services • Enables greater investment in technology and market reach • ~ $8B pro forma revenues • $0.45—$0.55 accretive to Non-GAAP EPS in the first 12 months • Transaction maintains capital structure flexibility Copyright 2015 – ARRIS Enterprises, Inc. All rights reserved. April 29, 2015 ARRIS Q1 2015 Earnings Call 6